eurogroup
                                                          of companies

August 21, 2008

United States
Securities and Exchange Commission
Washington, DC 20549
                                        Mail Stop 3561
                                        --------------
Dear Sirs:                   Attention: William Thompson
                                        Branch Chief

Ref: File No. 0-29805

This letter refers to your comment letter of August 14, 2008 in regard to your limited review of our Form 10-KSB for the year ended December 31, 2007, and the disclosures pertaining to the evaluation of our internal control over financial reporting.

In response to your comments we have amended the subject filing to

     a.) indicate each capacity in which the signatories have signed the report, and
     b.) to include the signature of one additional member of the Company's board of directors, thereby constituting at least a majority of the board of directors, to conform to the signatures requirements of Form 10-KSB.

In additional response to your comments we have revised the certifications of our Principal Executive Officer and our Principal Financial Officer by removing the titles of the certifying officers at the beginning of the certifications to conform to the form of certification in Item 601(b)(31) of Regulation S-B.

The Company affirmatively acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with regard to the filing; and

     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our amended Form 10-KSB for the year ended December 31, 2007 adequately addresses your comments and the requirements of Regulation S-B. If you require anything further, please contact me.



Respectfully submitted,

/s/  Vasilios Koutsobinas
-------------------------
     Vasilios Koutsobinas
     Principal Executive Officer



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                          Euro Group of Companies, Inc.
10 Midland Avenue, Port Chester, NY 10573, Tel.(914) 937 3900 Fax.(914) 937 4100


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